

April 12, 2012

Via E-Mail
Shaun Sullivan
Chief Executive Officer
Strike Axe, Inc.
267 W 1400 S
Suite 101
St. George, UT 84790

   Re: **Strike Axe, Inc.**
     Amendment No. 1 to Form 8-K
     Filed March 27, 2012
     File No. 000-53304

Dear Mr. Sullivan:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 2

Our Operations, page 3

1. We note your response to comment 6 of our letter dated January 4, 2012. We note that you do not have contracts with third parties, but instead submit orders for production. Please explain how you will preserve your rights over the products you are developing with the third parties in the absence of a contract.

2.   We note your response to comment 8 of our letter dated January 4, 2012. Please expand your disclosure in this section to discuss the company that you formed in the UK. Further, please explain how this entity impacts your ability to sell your product to European customers.

Research and Development, page 6

3.   We note your response to comment 11 of our letter dated January 4, 2012. Please disclose that your officer developed the two products at his own expense and clarify how you gained control of the products from your officer.

Management's Discussion and Analysis …, page 14

4.   Please update your disclosure to include results of operations through November 30, 2011.

Recent Sales of Unregistered Securities, page 21

5.   We note that you state that you relied upon Regulation D for several transactions; however, it does not appear that you have filed a Form D. Please file Form D's as appropriate.

Item 9.01 Financial statements, Pro Forma Financial Information and Exhibits

Unaudited Pro Forma Condensed Combined Balance Sheets, page 36

6.   We note your response to prior comment 25. Please clarify to us why the entire SKAX accumulated deficit is not eliminated as of February 28, 2011 and November 30, 2011.

7.   Please tell us how you determined it was appropriate to record pro forma adjustments as of February 28, 2011 related to stock subscriptions receivable, including how you determined the adjustment was directly attributable to the recapitalization and factually supportable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Shaun Sullivan
Chief Executive Officer
Strike Axe, Inc.
April 12, 2012
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at (202)551-3432 or Jonathan Wiggins at (202)551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director